D G Carlile

Director

Chairman of Audit Committee, Mentor Capital Inc.

964 Campus Court,

Plano, Texas

24 April 2024

Resignation for Cause from Mentor Capital Inc. Board

Dear Mentor Capital Inc. Board

On Monday 22 April 2024, you requested that I resign from the Board through Paul Marotta your General Counsel by email and phone message.

I hereby **Resign with Cause** from my position as Chairman Audit Committee and my position as a Director on the Board. I do this because I am concerned that among other things a **breach of SEC regulations** was committed at Mentor Capital Inc. by the President and Chief Financial Officer Mr. Chester Billingsley.

SEC regulations require that the Chairman of the Audit Committee signs off on the filing for a publicly traded company before it is filed. I did not sign off on the Mentor Capital Inc.'s 10K prior to its filing on 1 April 2024.

I have been the Chairman of the Audit Committee of Mentor Capital Inc. for more than two years and still hold that position until today, I am also on the Board of Directors and have been for several years. I resign from both those positions in this letter now because I do not want to be in any way tied to Mr. Billingsley's breach of regulations.

On April 1st 2024, at 3.04pm, B F Borgen's auditor for Mentor Capital Inc returned my call to address some concerns I had sent to them by email earlier in the day. During this call it was obvious to the auditor that I had not signed off as the Chairman of the Audit Committee on the 10K when they filed it earlier in the day as required by SEC regulations. Indeed, my signature was not on that document and at that time I had not given it my approval.

The auditor immediately reviewed the filing and saw that **Mr. Billingsley, signed off on Mentor's 10K as Chief Financial Officer**. Despite working very closely with Mr. Billingsley prior to the filing, **the auditor was misled by him too.**

I surmise that Mr. Billingsley was concerned that I wanted to talk to the auditors about the second half of 2023 and was using my position of Chairman of the Audit Committee to achieve this. I had asked him to have the auditors call me before Christmas and again at the Board meeting on the 23 March 2024. Despite assurances to the contrary from the Billinsleys, the auditors were surprised by my call on 1 April 2024 because they never knew I was trying to contact them. My concerns were very simple:

1. My main concern centered around Mr. Billingsley's summaries concerning the termination of the one accountant and the failure to hire a replacement until the end of the year preventing the proper implementation of the "three-way match" required for all financial transactions. The only two people approving financial transactions in the interim were Mr. and Mrs. Billingsley. This procedure was especially critical since the Company had received a $5,000,000 payment for the 51% ownership share in WCI. This receipt of funds was followed by the actions of Mr. and Mrs. Billingsley in taking $1,650,000 to "compensate" them for "accrued" benefits. Of this it appears about $1.1M was for accrued vacation and sick pay. There is also about $0.5M in accrued retirement benefits in the aforementioned 10K for Mr. Billingsley, but since he is still President, I am unsure what the balance is for. Lori Stansfield was the accountant during the time that these accruals were originally made and so possibly she might be able to explain the difference.

2. As everyone is aware, Mentor Capital, Inc. has been a very cash poor company for the last 25 years. Cash was so tight, Mr. Billingsley moved the company to Texas and rented office space for the company from his house. Our accountant at the time Lori Stansfield, did not make the move to Texas, but joined the Board to help Mentor. With the sale of WCI for $6M, Mentor was going to have very different issues in the future due to being "cash flush." I was working on devising financial controls for the use of this money in contrast to the current situation where only Mr. and Mrs. Billingsley had complete control of the Company bank accounts. This was the topic of discussion with the auditors.

For your information, I had invited Lori Stansfield to rejoin the Audit Committee after she was earlier conflicted out, and she accepted. I believe that is what triggered the request for my resignation above because the request for my resignation came in from the Board via the General Counsel about 3 hours after I notified the Board that Lori had rejoined the Audit Committee. I am concerned about the actions, not only of the Billingsleys, but that of the General Counsel in participating in concert with the Billingsleys. General Counsel is supposed to be representing the Company, not the individuals. Requesting my resignation under these circumstances raises the issue of a potential conflict of interest on the part of the General Counsel.

Yours sincerely,

D.G. Carlile

David G Carlile

Cc BF Borgers